UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

CN Energy Group. Inc.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G2181K 105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[x]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2181K 105	Page 1 of 4

1.	Names of Reporting Persons. Zhang Yefang
2.	Check the Appropriate Box if a Member of a Group (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization Saint Lucian
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,020,969*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,020,969
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,020,969
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ¨
11.	Percent of Class Represented by Amount in Row (9) 14.868%**
12.	Type of Reporting Person IN

*Reporting Person is the control person of Global Clean Energy Limited and therefore is the indirect beneficial owner of 3,020,969 Ordinary Shares owned by Global Clean Energy Limited.

**Percentage of class calculated based on 20,319,276 ordinary shares outstanding as of December 31, 2021, which information was provided by the Issuer to the Reporting Persons on January 3, 2022.

CUSIP No. G2181K 105	Page 2 of 4

ITEM 1.

(a) Name of Issuer: CN Energy Group. Inc.

(b) Address of Issuer’s Principal Executive Offices: Building 2-B, Room 206, No. 268 Shiniu Road, Liandu District, Lishui City, Zhejiang Province, People’s Republic of China.

ITEM 2.

2(a) Name of Person Filing:

Zhang Yefang

2(b) Address of Principal Business Office, or if None, Residence:

Room 503, Building 14, Jincheng Garden, Xihu District, Hangzhou City, Zhejiang Province, China

2(c) Citizenship:

      Saint Lucian

2(d) Title of Class of Securities:

Ordinary shares, no par value

2(e) CUSIP Number:

G2181K 105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4. OWNERSHIP.

The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

CUSIP No. G2181K 105	Page 3 of 4

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

CUSIP No. G2181K 105	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2022

By:	/s/ Zhang Yefang
Name:	Zhang Yefang

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.